Exhibit 99.72

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

Bitzero Holdings Inc. (formerly WBM Capital Corp.) (the “Company” or “Bitzero”)

1100 One Bentall Centre

505 Burrard Street, Suite 1100

Vancouver, British Columbia

V7X 1M5

Item 2 – Date of Material Change

December 12, 2025

Item 3 – News Release

A news release announcing the material change was disseminated by the Company on December 12, 2025, through Newsfile and filed on SEDAR+.

Item 4 – Summary of Material Change

On December 12, 2025, the Company announced a power optimization initiative and the engagement of investor relations service providers.

Item 5 – Full Description of Material Change

On December 12, 2025, the Company announced the execution of a new power purchase agreement (“PPA”) for 10 MW at a cost of approximately US$0.02 per kWh at the Company’s flagship data center site in Namsskogan, Norway. This PPA strengthens the Company’s path toward best-in-class operational efficiency by substantially reducing the average cost of power across its 40 MW facility. The Company is also pleased to announce the engagement of four separate investor relations service providers as summarized below.

Power Optimization

The newly secured 10 MW PPA represents a strategic step in Bitzero’s long-term operational strategy for its Namsskogan, Norway data center. By locking in power at approximately US$0.02 per kWh, the Company is expected to reduce its blended electricity cost across the 40 MW Norwegian facility, anticipated to reduce current costs of approximately ~US$0.04 per kWh to approximately US$0.03–0.035 per kWh.

Investor Relations

Pursuant to the respective contract terms detailed below, the Company Bitzero entered into agreements with four investor relations firms on the terms outlined below. Each of the named firms is an arm’s-length party to the Company, holds no securities of the Company and has no right or intent to acquire any as part of their agreements with Bitzero.

All compensation for services pursuant to the following agreements will be paid in cash, and no securities will be issuable pursuant to these agreements.

Details of the agreements are as follows:

●	Think Ink Marketing Data and Email Services Inc. (“Think Ink”), with a business address of 3308 W. Warner Ave., Santa Ana, CA 92704, USA, will provide investor relations and digital marketing services including native and display advertising, video content distribution, social media coverage, e-mail distribution, and related marketing activities aimed at expanding market and investor awareness. In exchange for these services, Think Ink will receive cash compensation of US$125,000, which includes budgeted funds that the firm will allocate toward the described services. The agreement between the Company and Think Ink commences on December 12, 2025, for a period of 6 months. Think Ink can be contacted at claire@thinkinkmarketing.com or by telephone at (310) 760-2616.

●	FinPlays, LLC (“FinPlays”), with a business address of 954 Ponce De Leon Ave., Suite 205, San Juan, Puerto Rico 00907, will provide public awareness services through the creation and distribution of marketing materials and paid advertisements. FinPlays will receive cash compensation of US$500,000 for its services. The agreement between the Company and FinPlays commences on December 12, 2025, for a period of 2 months, with an option to extend or renew upon mutual agreement. FinPlays can be contacted at admin@finplays.com or by telephone at (786) 588-7297.

●	FN Media Group, LLC (“FN Media”), with a business address of 49 N. Federal Hwy #281, Pompano Beach, FL 33062, will provide a series of 15 news media campaigns in exchange for total cash compensation of US$32,925 (equating to US$2,195 per campaign). The agreement between the Company and FN Media commences on December 12, 2025, and will terminate upon the completion of all fifteen news media campaigns or 12 months from execution, whichever occurs first (unless extended by mutual agreement). FN Media can be contacted at info@financialnewsmedia.com or by telephone at (954) 345-0611.

●	Outside the Box Capital Inc. (“OTB”), with a business address of 2202 Green Orchard Place, Oakville, ON L6H 4V4, will provide comprehensive marketing services including strategic planning calls, social media and community engagement, distribution of approved messaging, outreach to new investor communities, influencer-based video content, and occasional Q&A/highlight videos. OTB’s services are provided in exchange for cash compensation of US$350,000. The agreement between the Company and OTB commences on December 12, 2025, for a period of 3 months, with an option to extend or renew upon mutual agreement. OTB can be contacted at jason@outsidethebox.capital or by telephone at (289) 259-4455.

The Company increased its investor relations budget from the originally disclosed amounts in its CSE Form 2B Listing Stated dated November 19, 2025 available on its issuer profile at www.sedarplus.ca. Bitzero applied approximately US$280,000 of its previously unallocated working capital towards investor relations activities, increasing its investor relations budget to approximately US$1,280,000.

Item 6 – Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This material change report is not being filed on a confidential basis.

Item 7 – Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 – Executive Officer

Mohammed Bakhashwain

Chief Executive Officer

Bitzero Holdings Inc.

Email: investors@bitzero.com

Tel: +44 777 303 0394

Item 9 – Date of Report

December 22, 2025